UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): September 29, 2022

DIAMONDHEAD HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39936	85-3460766
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer Identification No.)
incorporation)

250 Park Ave, 7th Floor New York, New York	10177
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 572-6260

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value and one-fourth of one redeemable warrant	DHHCU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	DHHC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	DHHCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On September 29, 2022, DiamondHead Holdings Corp. (“DHHC”) issued a press release announcing an investor call to be held on Monday, October 3, 2022, regarding its proposed business combination with Great Southern Homes, Inc. (“GSH”). A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information under this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Current Report on Form 8-K relates to a proposed transaction involving GSH and DHHC. In connection with such proposed transaction, DHHC intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement and a prospectus of DHHC. The definitive proxy statement/prospectus will also be sent to stockholders of DHHC seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of DHHC are urged to carefully read all relevant documents filed with the SEC, including the registration statement, proxy statement and prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain these documents free of charge at the SEC’s website, http://www.sec.gov, and DHHC stockholders will receive, at an appropriate time, information on how to obtain transaction-related documents free of charge from DHHC. Such documents are not currently available.

PARTICIPANTS IN SOLICITATION

DHHC and GSH and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from DHHC’s stockholders in favor of the approval of the proposed transaction. Information about DHHC’s directors and executive officers and their ownership of DHHC’s securities is set forth in DHHC’s filings with the SEC, including DHHC’s Registration Statement on Form S-1, which was declared effective by the SEC on January 25, 2021. To the extent that holdings of DHHC’s securities have changed since the amounts printed in DHHC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading DHHC’s proxy statement and prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

This Current Report on 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements, estimates, targets and projections in this Current Report on Form 8-K may be considered forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between DHHC and GSH. Forward looking statements generally relate to future events or involving, or future performance of, DHHC or GSH. For example, statements regarding anticipated growth in the industry in which GSH operates and anticipated growth in demand for GSH’s products, projections of GSH’s future financial results and other metrics, the satisfaction of closing conditions to the proposed transaction between DHHC and GSH and the timing of the completion of the proposed transaction are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by DHHC and its management, and GSH and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of DHHC’s securities; (ii) the risk that the proposed transaction may not be completed by DHHC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DHHC; (iii) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (iv) the amount of the costs, fees, expenses and other charges related to the proposed transaction; (v) the outcome of any legal proceedings that may be instituted against DHHC, GSH, the combined company or others following the announcement of the business combination agreement relating to the proposed transaction, the ancillary agreements contemplated thereby and the transactions contemplated thereby; (vi) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of DHHC or DHHC’s failure to satisfy other conditions to closing; (vii) the risk that DHHC will not be able to raise third-party financing to meet the Minimum Cash Condition if redemptions of DHHC public shares cause the DHHC trust account to have insufficient funds (after giving effect to redemptions) to achieve the Minimum Cash Condition; (viii) changes to the proposed structure of the proposed transaction that may be required or appropriate as a result of applicable laws or regulations; (ix) the ability to meet stock exchange listing standards following the consummation of the proposed transaction; (x) the risk that the proposed transaction disrupts current plans and operations of GSH or diverts management’s attention from GSH’s ongoing business; (xi) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, and maintain relationships with customers and suppliers; (xii) costs related to the proposed transaction; (xiii) changes in applicable laws or regulations; (xiv) the possibility that GSH or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors such as rising interest rates or an economic downturn; (xv) GSH’s estimates of expenses and profitability; (xvi) the evolution of the markets in which GSH competes; (xvii) the ability of GSH to implement its strategic initiatives; and (xviii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DHHC’s Annual Report on Form 10-K for the year ended December 31, 2021 and other risks and uncertainties indicated from the time to time in the definitive proxy statement to be delivered to DHHC’s stockholders and related registration statement on Form S-4, including those set forth under “Risk Factors” therein, and other documents filed to be filed with the SEC by DHHC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and DHHC and GSH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither DHHC nor GSH gives any assurance that either DHHC or GSH will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by DHHC or GSH or any other person that the events or circumstances described in such statement are material.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits

99.1	Press Release, dated September 29, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 29, 2022

DIAMONDHEAD HOLDINGS CORP.

By:	/s/ David T. Hamamoto
Name: David T. Hamamoto
Title: Co-Chief Executive Officer

Exhibit 99.1

Great Southern Homes, Inc. and DiamondHead Holdings Corp. Announce Investor Call to Discuss Their Upcoming Business Combination

Columbia, SC and New York, NY, September 29, 2022 – Great Southern Homes, Inc. (“GSH” or the “Company”) and DiamondHead Holdings Corp. (NASDAQ: DHHC) (“DiamondHead” or “DHHC”) will hold an investor call on Monday, October 3, 2022 at 1:00 PM ET to discuss their upcoming business combination. The event will feature a presentation by key members of both companies accompanied by a slide deck, followed by a question-and-answer period.

Interested parties can access the call by dialing (669) 900-9128 with a meeting ID of 838 2395 9794. Additionally, participants can view the webcast and download the presentation at either www.unitedhomesgroup.com or www.diamondheadholdings.com. An archive of the webcast will be available on both websites for a limited time.

On September 12, 2022, GSH and DiamondHead announced that they entered into a definitive business combination agreement. Upon closing of the proposed transaction, GSH will become a publicly traded company, and DiamondHead Holdings Corp. expects to be renamed United Homes Group, Inc. and trade under the new ticker symbol “UHG.”

About GSH

GSH is currently one of the largest homebuilders in the Southeast. The Company builds homes in South Carolina and Georgia, focusing on the entry level and first time move up home buyer segments. GSH plans to employ a capital efficient “land-light” operating model that is expected to generate higher returns with lower cyclical risk compared to a traditional homebuilding operating model. Through organic growth, GSH has become the 25th ranked starter-home builder and the 41st ranked single-family detached home builder in the United States, respectively, based on 2021 home closings according to Pro Builder’s 2022 Housing Giants Report.

About DHHC

DiamondHead is a special purpose acquisition company led by Co-CEO and Chairman David Hamamoto, who has over 40 years of experience in real estate investing, as well as operating both private and publicly held real estate businesses. David Hamamoto was the founder and Chairman of the previously publicly-traded NorthStar real estate related companies: NorthStar Realty Finance Corp., NorthStar Asset Management Group, Inc. and NorthStar Realty Europe Corp. In addition, David Hamamoto was a former partner at Goldman, Sachs & Co. and the co-founder of its Real Estate Principal Investment Group and Whitehall funds.

DiamondHead is co-sponsored by Antara Capital, which is an event-driven hedge fund founded by Himanshu Gulati in 2018 that invests across a wide variety of financial instruments, including loans, bonds, convertible bonds, stressed/distressed credit and special situation equity investments

Important Information and Where to Find It

An investor presentation may be found at www.unitedhomesgroup.com. Additionally, in connection with the proposed transaction, DHHC intends to file relevant materials with the SEC, including a Registration Statement on Form S-4 that will include a proxy statement and prospectus of DHHC. DHHC’s stockholders and other interested persons are advised to read all relevant documents filed with the SEC, including DHHC’s proxy statement and prospectus, when available, as these materials will contain important information about DHHC, GSH and the proposed transaction. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov, and DHHC stockholders will receive information at an appropriate time on how to obtain transaction-related documents free of charge from DHHC. Such documents are not currently available. Participants in the Solicitation DHHC and GSH and their respective directors and officers may be deemed to be participants in the solicitation of proxies from DHHC’s stockholders in respect of the proposed transaction. Information about DHHC’s directors and executive officers and their ownership of DHHC’s securities is set forth in DHHC’s filings with the SEC, including DHHC’s Annual Report on Form 10-K filed with the SEC on April 13, 2022. To the extent that holdings of DHHC’s securities have changed since the amounts printed in DHHC’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

Certain statements, estimates, targets and projections in this press release may be considered forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between DHHC and GSH. Forward looking statements generally relate to future events or involving, or future performance of, DHHC or GSH. For example, statements regarding anticipated growth in the industry in which GSH operates and anticipated growth in demand for GSH’s products, projections of GSH’s future financial results and other metrics, the satisfaction of closing conditions to the proposed transaction between DHHC and GSH and the timing of the completion of the proposed transaction are forward-looking statements. In some cases, you can identify forwardlooking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by DHHC and its management, and GSH and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of DHHC’s securities; (ii) the risk that the proposed transaction may not be completed by DHHC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DHHC; (iii) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (iv) the amount of the costs, fees, expenses and other charges related to the proposed transaction; (v) the outcome of any legal proceedings that may be instituted against DHHC, GSH, the combined company or others following the announcement of the business combination agreement relating to the proposed transaction, the ancillary agreements contemplated thereby and the transactions contemplated thereby; (vi) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of DHHC or DHHC’s failure to satisfy other conditions to closing; (vii) changes to the proposed structure of the proposed transaction that may be required or appropriate as a result of applicable laws or regulations; (viii) the ability to meet stock exchange listing standards following the consummation of the proposed transaction; (ix) the risk that the proposed transaction disrupts current plans and operations of GSH or diverts management’s attention from GSH’s ongoing business; (x) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, and maintain relationships with customers and suppliers; (xi) costs related to the proposed transaction; (xii) changes in applicable laws or regulations; (xiii) the possibility that GSH or the combined company may be adversely affected by other economic, 5 business, regulatory, and/or competitive factors such as rising interest rates or an economic downturn; (xiv) GSH’s estimates of expenses and profitability; (xv) the evolution of the markets in which GSH competes; (xvi) the ability of GSH to implement its strategic initiatives; and (xvii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DHHC’s Annual Report on Form 10-K for the year ended December 31, 2021 and other risks and uncertainties indicated from the time to time in the definitive proxy statement to be delivered to DHHC’s stockholders and related Registration Statement on Form S-4, including those set forth under “Risk Factors” therein, and other documents filed to be filed with the SEC by DHHC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and DHHC and GSH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither DHHC nor GSH gives any assurance that either DHHC or GSH will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by DHHC or GSH or any other person that the events or circumstances described in such statement are material.

Non-Solicitation

This press release does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of DHHC, GSH, or any of their respective affiliates. No such offering or securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This press release may be deemed to be solicitation material in respect of the proposed transactions contemplated by the Business Combination Agreement, dated as of September 10, 2022, by and among GSH, DHHC and Hestia Merger Sub Inc., a South Carolina corporation and wholly-owned subsidiary of DHHC..

Investor Relations Contact:

Drew Mackintosh

Mackintosh Investor Relations, LLC

drew@mackintoshir.com

(310) 924-9036

Media Contact:

Allen Hutto

United Homes Group

allenhutto@greatsouthernhomes.com

(803) 665-2764